

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Robert MacLean
Chief Executive Officer
Points International Ltd.
171 John Street, 5th Floor
Toronto, Ontario, Canada M5T 1X3

  Re: Points International Ltd.
    Form 40-F for the Fiscal Year Ended December 31, 2012
    Filed March 6, 2013
    File No. 001-35078

Dear Mr. MacLean:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.2

Note 3. Significant Accounting Policies

(b) Revenue recognition, page 12

1. Please tell us, and tell us what consideration was given to disclosing, the following:
- The significant terms and conditions, as well as your revenue recognition methodology, for each major type of reseller and other partner arrangement. As part of your response, please explain the economics of these transactions, including how you obtain points from participating loyalty programs to sell to your customers, and

> provide us with an example transaction that details the obligations of the company to the reseller or other partner and the customer;

- How you determine the stage of completion related to revenue recognized for your customized technical design service fees. While we note you indicated that customized technical design service revenues are recognized based on the stage of completion at the end of each reporting period, you did not disclose how the stage of completion is determined. Refer to IAS 18.35(a); and

- The amount or revenue recognized from the sale of goods and the rendering of services. Refer to IAS 18.35(b).

Note 23. Operating Segment

Dependence on loyalty program partners, page 36

2.   We note that for the year ended December 31, 2012, you had three loyalty program partners that each accounted for more than 10% of your total revenue. Please tell us what consideration was given to disclosing, here and on page 24 of exhibit 99.3, the amount of revenues derived from each such partner. Refer to IFRS 8.34.

Exhibit 99.3

Management's Discussion and Analysis

Results of Operations

Revenue, Direct Costs and Gross Margin, page 7

3.   You state that the growth in principal revenue was "primarily" driven by successful growth of existing principal partnerships and was also "positively impacted" by the addition of new partnerships. We note similar qualitative descriptions in your discussions of other partner revenue and ongoing operating costs. Please tell us what consideration you gave to quantifying the impact of each of the factors your reference that contributed to a material change in revenue. Refer to Section III.D of SEC Release No. 33-6835.

Risks and Uncertainties, page 24

General

4.   We note that your risk factor headings appear vague or generic and do not appear to succinctly state the risks that result from the identified facts and uncertainties. Please tell us how you considered comment 1 of our letter dated July 20, 2009, and your response thereto.

5.   Please tell us what consideration you have given to including risk disclosures pertaining to the impact on your business, to the extent material, of your mileage partners' canceling or restricting consumers' usage of loyalty rewards. Alternatively, please tell us where such disclosure is located in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief